SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WISCONSIN PUBLIC SERVICE CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1) <u>Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest</u>.

    a) <u>Wisconsin Public Service Corporation</u> is a utility company and was incorporated on July 28, 1883 under the laws of the State of Wisconsin and has its principal executive office at 700 North Adams Street, Green Bay, Wisconsin 54301. The total assets of Wisconsin Public Service at December 31, 2003 were $2,570,766,046, or 60% of the assets of WPS Resources. WPS Resources' equity in net income of Wisconsin Public Service for the year 2003 was $82,011,073. Wisconsin Public Service is an operating public utility company engaged chiefly in the production, distribution, and sale of electricity and in the purchase, distribution, and sale of natural gas. Wisconsin Public Service serves approximately 414,295 electric retail customers and 300,859 gas retail customers in 11,000 square miles in northeastern and central Wisconsin and an adjacent part of Upper Michigan. Wisconsin Public Service provides wholesale electric service to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities, and a municipal joint action agencies. About 96% of operating revenues of Wisconsin Public Service in the year 2003 were derived from Wisconsin customers, and 4% from Michigan customers.

        Subsidiaries of Wisconsin Public Service Corporation consist of the following:

        i) <u>WPS Leasing, Inc.</u> is a nonutility company and was incorporated on September 1, 1994 under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin Public Service owns 100% of the capital stock of WPS Leasing. The total assets of WPS Leasing at December 31, 2003 were $11,365,358. The 2003 Wisconsin Public Service equity interest in net income (loss) of WPS Leasing was $(37,921). The principal business of WPS Leasing is to participate in the financing of specific utility projects.

ii) <u>Wisconsin Valley Improvement Company,</u> of which Wisconsin Public Service owns 26.9% of the voting stock, is incorporated under the laws of the State of Wisconsin and has its principal office at Wausau, Wisconsin. Wisconsin Valley Improvement operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons. Water tolls are charged to benefit power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). Wisconsin Valley Improvement generates no electric energy and renders no public utility services. Wisconsin Public Service's share of total assets of Wisconsin Valley Improvement at December 31, 2003 was $751,129. Wisconsin Public Service's equity in net income of Wisconsin Valley Improvement for the year 2003 was $20,853. It is the opinion of legal counsel that Wisconsin Valley Improvement is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the Securities and Exchange Commission declared Wisconsin Valley Improvement not to be a subsidiary of Wisconsin Public Service.

iii) <u>Wisconsin River Power Company</u> is a utility company of which Wisconsin Public Service owns 50% of the voting stock, is incorporated under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin River Power's business consists of the operation of two hydroelectric plants on the Wisconsin River and a 15-megawatt combustion turbine near Wisconsin Rapids, Wisconsin. The energy output is sold in equal parts to three companies that previously owned equal proportions of all outstanding stock of Wisconsin River Power. Wisconsin Public Service's 50% share of total assets of Wisconsin River Power at December 31, 2003 was $14,110,038. Wisconsin Public Service's equity in net income of Wisconsin River Power for the year 2003 was $4,712,816. Further information concerning the nature of the business of Wisconsin River Power is set forth in findings and opinions of the Securities and Exchange Commission entered in reference to Wisconsin River Power on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and its orders in Docket No. EL79-10.

iv) <u>WPS Investments, LLC</u> is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. WPS Investments is owned 46% by Wisconsin Public Service, 13% by Upper Peninsula Power, and 41% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company LLC and Guardian Pipeline, LLC. At December 31, 2003, WPS Investments owned approximately a 19.8% interest in American Transmission Company and a 33 1/3% interest in Guardian Pipeline, LLC.

(1)   <u>American Transmission Company LLC</u> is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

(2)   <u>Guardian Pipeline, LLC</u> is a nonutility company organized on March 11, 1999 under the laws of the State of Delaware. Its principal offices are located at 200 South Executive Drive, Brookfield, Wisconsin 53005. The principal business of Guardian Pipeline, LLC is to own and operate a 142-mile, 36-inch gas transmission pipeline extending from Joliet, Illinois to Ixonia, Wisconsin.

v)   <u>ATC Management, Inc.</u> is a utility company incorporated on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. ATC Management is the corporate manager of American Transmission Company LLC. Wisconsin Public Service Corporation owns 17.3% of ATC Management.

2)   <u>A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.</u>

Statistics set forth in the answer to this item are as of December 31, 2003.

a)   <u>Wisconsin Public Service Corporation</u> owns and operates electric properties comprising an integrated system of production and distribution facilities throughout the territory served. The following table summarizes information on the electric generation facilities of Wisconsin Public Service, including jointly-owned facilities:

Type	Name	Location	Fuel	Rated Capacity (a) (Megawatts)	
Steam	Pulliam (6 units)	Green Bay, WI	Coal	389.7	
	Weston (3 units)	Wausau, WI	Coal	485.8	(b)
	Kewaunee	Kewaunee, WI	Nuclear	332.8	(c)
	Columbia-Units 1 and 2	Portage, WI	Coal	352.8	(c)
	Edgewater Unit 4	Sheboygan, WI	Coal	106.1	(c)
Total Steam				1,667.2	
Hydroelectric	Alexander	Lincoln County, WI	Hydro	2.2	
	Caldron Falls	Marinette County, WI	Hydro	6.8	
	Grand Rapids	St. Croix County, WI	Hydro	3.4	(g)
	Grandfather Falls	Lincoln County, WI	Hydro	17.2	
	Hat Rapids	Oneida County, WI	Hydro	0.6	
	High Falls	Marinette County, WI	Hydro	1.1	
	Jersey	Lincoln County, WI	Hydro	0.2	
	Johnson Falls	Marinette County, WI	Hydro	0.8	
	Merrill	Lincoln County, WI	Hydro	0.8	
	Otter Rapids	Vilas County, WI	Hydro	0.3	
	Peshtigo	Marinette County, WI	Hydro	0.2	
	Potato Rapids	Marinette County, WI	Hydro	0.4	
	Sandstone Rapids	Marinette County, WI	Hydro	0.8	
	Tomahawk	Lincoln County, WI	Hydro	2.3	
	Tomahawk	Lincoln County, WI	Hydro	1.2	(f)
	Wausau	Marathon County, WI	Hydro	2.9	
	Castle Rock	Adams County, WI	Hydro	5.3	(d)
	Petenwell	Juneau County, WI	Hydro	7.1	(d)
Total Hydroelectric				53.6	
Combustion Turbine and Diesel	De Pere Energy Center	De Pere, WI	Natural gas	183.3	
	Eagle River	Eagle River, WI	Distillate fuel oil	4.1	
	Oneida Casino	Green Bay, WI	Distillate fuel oil	3.9	
	West Marinette #31	Marinette, WI	Natural gas	44.0	
	West Marinette #32	Marinette, WI	Natural gas	42.0	
	West Marinette #33	Marinette, WI	Natural gas	50.9	(e)
	Weston #31	Marathon County, WI	Natural gas	20.3	
	Weston #32	Marathon County, WI	Natural gas	46.8	
	Pulliam #31	Green Bay, WI	Natural gas	73.7	
	Juneau #31	Juneau County, WI	Distillate fuel oil	8.5	(d)
Total Combustion Turbine and Diesel				477.5	
Wind	Lincoln	Kewaunee County, WI	Wind	1.9	
Landfill Generation	Winnebago	Oshkosh, WI	Landfill	2.5	(f)
	Ridgeview	Manitowoc County, WI	Landfill	2.6	(f)
	Stencil Dairy	Brown County, WI	Methane Digester	0.1	(f)
	Holsum Dairy	Hilbert, WI	Methane Digester	0.5	(f)
				5.7	
Total System				2,205.9	

(a) Based on capacity ratings for July 2004.

(b) Two units burn only coal and the other unit can burn coal or natural gas.

(c) These facilities are jointly-owned by Wisconsin Public Service and various other utilities. Nuclear Management Company operates the Kewaunee plant. Wisconsin Power and Light operates the Columbia and Edgewater units. The capacity indicated is our portion of total plant capacity based on the percent of ownership.

(d) Facilities owned by Wisconsin River Power, which is operated and 50% owned by Wisconsin Public Service.

(e) Wisconsin Public Service and Marshfield Electric and Water Department jointly own West Marinette 33, a 74.9 megawatts combustion turbine. Wisconsin Public Service is the operator of these facilities. The reported capacity reflects only Wisconsin Public Service's share.

(f) The facilities are not directly owned by Wisconsin Public Service but are under long-term purchase power contracts.

(g) A hydroelectric plant that straddles the Wisconsin/Michigan border and it owns no other generating facilities outside of Wisconsin.

Wisconsin Public Service Corporation is a generation and distribution utility. As of December 31, 2003, Wisconsin Public Service owned 119 distribution substations and 20,490 miles of electric distribution lines. Effective January 1, 2001, all transmission property of Wisconsin Public Service was transferred to American Transmission Company. It owns no electric transmission facilities that deliver or receive electric energy at or across the border of Wisconsin.

Gas properties include approximately 6,845 miles of main, 85 gate and city regulator stations and 279,829 lateral services. All directly owned natural gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from Wisconsin Public Service gas lines in the adjacent city of Marinette, Wisconsin.

All electric and gas facilities of Wisconsin Public Service are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

b) ATC Management Inc. is the corporate manager of American Transmission Company and owns no utility assets.

c) American Transmission Company LLC owns and operates electric transmission facilities throughout eastern Wisconsin, portions of Illinois, and the Upper Peninsula of Michigan. Transmission and distribution facilities owned by American Transmission Company include 8,878 miles of transmission lines, 100 wholly owned transmission substations, and 350 jointly owned transmission substations.

d) Wisconsin River Power Company owns and operates the 20-megawatt Petenwell hydroelectric plant, the 15-megawatt Castle Rock hydroelectric plant, and a 15-megawatt combustion turbine. The hydroelectric plant facilities are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin and the combustion turbine is located near Wisconsin Rapids. All electric energy produced is sold at the plant sites, which are wholly within the State of Wisconsin, and no electric energy is delivered to or received by it outside of the State of Wisconsin. Wisconsin River Power sold 156,024,000 KWH of electric energy at retail or wholesale during the twelve months ended December 31, 2003.

3) <u>The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies</u>: (The information required by Item 3 of this Form U-3A-2 is shown in Exhibit C hereto.)

4) <u>The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars</u>.

    Not applicable.

LIST OF EXHIBITS

Exhibit A-1   Balance Sheet at December 31, 2003, of Wisconsin Public Service
               Corporation and subsidiaries.

Exhibit A-2   Income Statement and Statement of Retained Earnings of
               Wisconsin Public Service Corporation and subsidiaries for the
               year ended December 31, 2003.

Exhibit A-4   Balance Sheet at December 31, 2003, and Statements of Income
               and Retained Earnings of Wisconsin River Power Company for the
               year ended December 31, 2003. (The financial statements of
               Wisconsin River Power Company are not customarily consolidated
               with those of any other company.)

Exhibit B   An organizational chart showing the relationship of each EWG or
               foreign utility company to associate companies in the holding
               company system.

Exhibit C   Statement showing sales for the calendar year 2003 of electric
               energy and gas by Wisconsin Public Service Corporation and
               Wisconsin River Power Company.

- 8 -

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 2004.

WISCONSIN PUBLIC SERVICE CORPORATION

/S/ Joseph P. O'Leary
Joseph P. O'Leary
Senior Vice-President and
Chief Financial Officer

(CORPORATE SEAL)

Attest: /S/ Barth J. Wolf
Barth J. Wolf
Secretary and
Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence
concerning this statement should be addressed:

Barth J. Wolf, Secretary
Wisconsin Public Service Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001

Wisconsin Public Service Corporation and Subsidiaries

Consolidating Balance Sheet

As of December 31, 2003 (Millions)	Wisconsin Public Service Corporation	WPS Leasing, Inc	WPS Investments, LLC	Eliminations Debit	Eliminations Credit	Consolidated Statements
Assets						
Utility plant						
Electric	2,121.2	0.0	0.0	0.0	0.0	2,121.2
Gas	457.2	0.0	0.0	0.0	0.0	457.2
Total	2,578.4	0.0	0.0	0.0	0.0	2,578.4
Less - Accumulated depreciation and decommissioni	1,132.4	0.0	0.0	0.0	0.0	1,132.4
Total	1,446.0	0.0	0.0	0.0	0.0	1,446.0
Nuclear decommissioning trusts	332.3	0.0	0.0	0.0	0.0	332.3
Construction in progress	81.7	0.0	0.0	0.0	0.0	81.7
Nuclear fuel, less accumulated amortization	20.3	0.0	0.0	0.0	0.0	20.3
Net utility plant	**1,880.3**	**0.0**	**0.0**	**0.0**	**0.0**	**1,880.3**
Current assets						
Cash and cash equivalents	4.5	0.2	0.0	0.0	0.0	4.7
Customer and other receivables, net	103.6	0.0	0.0	0.0	0.0	103.6
Intercompany receivables	9.3	0.1	0.0	0.0	0.1	9.3
Accrued utility revenues	51.3	0.0	0.0	0.0	0.0	51.3
Fossil fuel, at average cost	14.9	0.0	0.0	0.0	0.0	14.9
Gas in storage, at average cost	50.9	0.0	0.0	0.0	0.0	50.9
Materials and supplies, at average cost	26.2	0.0	0.0	0.0	0.0	26.2
Assets from risk management activities	4.5	0.0	0.0	0.0	0.0	4.5
Prepayments and other	38.2	0.0	0.0	0.0	0.0	38.2
Total current assets	**303.4**	**0.3**	**0.0**	**0.0**	**0.1**	**303.6**
Regulatory assets	125.0	0.0	0.0	0.0	0.0	125.0
Pension assets	67.8	0.0	0.0	0.0	0.0	67.8
Goodwill	36.4	0.0	0.0	0.0	0.0	36.4
Investments and other assets	146.3	11.1	0.0	0.3	0.0	157.7
Total assets	**2,559.2**	**11.4**	**0.0**	**0.3**	**0.1**	**2,570.8**
Capitalization and Liabilities						
Capitalization						
Common stock equity	798.2	(0.3)	0.0	0.5	0.8	798.2
Preferred stock with no mandatory redemption	51.2	0.0	0.0	0.0	0.0	51.2
Long-term debt to parent	0.0	12.4	0.0	0.0	0.0	12.4
Long-term debt	495.4	0.0	0.0	0.0	0.0	495.4
Total capitalization	**1,344.8**	**12.1**	**0.0**	**0.5**	**0.8**	**1,357.2**
Current liabilities						
Current portion of long-term debt	49.9	0.0	0.0	0.0	0.0	49.9
Short-term debt	10.0	0.0	0.0	0.0	0.0	10.0
Accounts payable	104.9	0.0	0.0	0.0	0.0	104.9
Intercompany accounts payable	8.7	0.0	0.0	0.1	0.0	8.6
Accrued interest and taxes	9.3	0.0	0.0	0.0	0.0	9.3
Other	16.5	0.0	0.0	0.0	0.0	16.5
Total current liabilities	**199.3**	**0.0**	**0.0**	**0.1**	**0.0**	**199.2**
Long-term liabilities and deferred credits						
Accumulated deferred income taxes	134.8	(0.7)	0.0	0.0	0.0	134.1
Accumulated deferred investment tax credits	16.5	0.0	0.0	0.0	0.0	16.5
Regulatory liabilities	285.4	0.0	0.0	0.0	0.0	285.4
Environmental remediation liability	36.2	0.0	0.0	0.0	0.0	36.2
Pension and postretirement benefit obligations	135.9	0.0	0.0	0.0	0.0	135.9
Asset retirement obligations	344.0	0.0	0.0	0.0	0.0	344.0
Other long-term liabilities	62.3	0.0	0.0	0.0	0.0	62.3
Total long-term liabilities and deferred credits	**1,015.1**	**(0.7)**	**0.0**	**0.0**	**0.0**	**1,014.4**
Commitments and contingencies	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Total capitalization and liabilities	**2,559.2**	**11.4**	**0.0**	**0.6**	**0.8**	**2,570.8**

Wisconsin Public Service Corporation and Subsidiaries **Exhibit A-2**
Consolidating Statement of Income

For the year ended December 31, 2003 (Millions)	Wisconsin Public Service Corporation	WPS Leasing, Inc	WPS Investments, LLC	Eliminations		Consolidated Statements
				Debit	Credit	
Operating revenues						
Electric	724.9	0.0	0.0	0.0	0.0	724.9
Gas	404.2	0.0	0.0	0.0	0.0	404.2
Other nonutility	0.0	1.5	0.0	1.5	0.0	0.0
Total operating revenues	**1,129.1**	**1.5**	**0.0**	**1.5**	**0.0**	**1,129.1**
Operating expenses						
Electric production fuels	135.1	0.0	0.0	0.5	1.5	134.1
Purchased power	90.9	0.0	0.0	0.0	0.0	90.9
Gas purchased for resale	291.0	0.0	0.0	0.0	0.0	291.0
Other operating expenses	283.1	0.0	0.0	0.0	0.0	283.1
Maintenance	72.0	0.0	0.0	0.0	0.0	72.0
Depreciation and decommissioning	122.9	0.5	0.0	0.0	0.5	122.9
Federal income taxes	30.9	0.0	0.0	0.0	0.0	30.9
Investment tax credit restored	(1.5)	0.0	0.0	0.0	0.0	(1.5)
State income taxes	8.9	0.0	0.0	0.0	0.0	8.9
Gross receipts tax and other	36.8	0.0	0.0	0.0	0.0	36.8
Total operating expense	**1,070.1**	**0.5**	**0.0**	**0.5**	**2.0**	**1,069.1**
Operating income	**59.0**	**1.0**	**0.0**	**2.0**	**2.0**	**60.0**
Other income and (deductions)						
Allowance for equity funds used during construction	2.4	0.0	0.0	0.0	0.0	2.4
Other, net	58.7	0.0	4.6	3.0	0.0	60.3
Income taxes	(7.4)	0.0	0.0	0.0	0.0	(7.4)
Total other income	**53.7**	**0.0**	**4.6**	**3.0**	**0.0**	**55.3**
Income before interest expense	**112.7**	**1.0**	**4.6**	**5.0**	**2.0**	**115.3**
Interest expense						
Interest on long-term debt	26.8	1.0	0.0	0.0	0.0	27.8
Other interest	4.9	0.0	0.0	0.0	0.0	4.9
Allowance for borrowed funds used during construction	(1.0)	0.0	0.0	0.0	0.0	(1.0)
Total interest expense	**30.7**	**1.0**	**0.0**	**0.0**	**0.0**	**31.7**
Minority interest	**0.0**	**0.0**	**0.0**	**1.6**	**0.0**	**(1.6)**
Net income	**82.0**	**0.0**	**4.6**	**6.6**	**2.0**	**82.0**
Preferred stock dividend requirements	**3.1**	**0.0**	**0.0**	**0.0**	**0.0**	**3.1**
Earnings on common stock	**78.9**	**0.0**	**4.6**	**6.6**	**2.0**	**78.9**

Wisconsin Public Service Corporation and Subsidiaries
Consolidating Stmnt of Retained Earnings

As of December 31, 2003 (Millions)	Wisconsin Public Service Corporation	WPS Leasing, Inc	WPS Investments, LLC	Eliminations		Consolidated Statements
				Debit	Credit	
Retained earnings (1/1/03)	269.2	(0.8)	4.4	4.4	0.8	269.2
Net income	82.0	0.0	4.6	4.6	0.0	82.0
	351.2	(0.8)	9.0	9.0	0.8	351.2
Preferred stock dividends	3.1	0.0	0.0	0.0	0.0	3.1
Dividends declared	69.0	0.0	3.4	3.4	0.0	69.0
Other	(0.1)	0.0	5.6	5.6	0.0	(0.1)
Retained earnings (12/31/03)	**279.2**	**(0.8)**	**0.0**	**0.0**	**0.8**	**279.2**

UNAUDITED   Exhibit A-4
Wisconsin River Power Company and Subsidiary
Consolidated Balance Sheet
As of December 31, 2003

Assets		2003
Property, Plant, and Equipment		
Utility Plant	$	35,001,905
Construction Work-in-Progress		30,352
Less - Accumulated Provision for Depreciation		16,600,754
		18,431,503
Current Assets		
Cash and Cash Equivalents		7,121,501
Accounts Receivable		514,278
Materials, Supplies, and Prepayments		646,765
		8,282,544
Deferred Charges and Other Assets		
Prepaid Pension Benefits		-
Other		274,596
		274,596
Investments and Other Assets		
Wisconsin Valley Improvement Company, Common Stock, at Cost		212,610
Non-Project Land, Flowage Rights, and Depreciable Property, Net		1,018,822
		1,231,432
	$	28,220,075

Capitalization and Liabilities		
Capitalization		
Capital Stock, Par Value $100 Per Share, Authorized 95,000 Shares,		
Outstanding 93,600 Shares	$	9,360,000
Retained Earnings		16,279,116
Accumulated Other Comprehensive Income		(287,593)
		25,351,523
Current Liabilities		
Accounts Payable		262,695
Accrued Expenses		211,398
Dividends Payable		-
Accrued Property Taxes		326,633
Accrued Income Taxes		329,716
		1,130,442
Deferred Credits and Other Liabilities		
Deferred Income Taxes		1,229,425
Deferred Investment Tax Credit		19,709
Pension Liability		102,250
Post-Retirement Benefits		386,726
Other		-
		1,738,110
	$	28,220,075

Wisconsin River Power Company and Subsidiary
Consolidated Statements of Income
For the Year Ended December 31, 2003

Exhibit A-4

	2003
Operating Revenues	
Hydro Electric Sales	$ 6,050,559
Combustine Turbine Electric Sales	608,816
Total Electric Revenue	6,659,375
Net Timber Sales	(35,529)
Other	61,382
Total Operating Revenue	6,685,228
Operating Expenses	
Hydro Operation and Maintenance	1,474,232
Combustine Turbine Operation and Maintenance	88,183
Administrative and General	1,100,604
Depreciation	690,048
Income Taxes	1,193,891
Property and Other Taxes	455,650
Total Operating Expenses	5,002,608
Net Operating Income	1,682,620
Other Income (Expenses)	
Land Development Revenues, Less Expenses	-
Sale of Undeveloped Land and Property, Net of Expenses	12,111,237
Net Timber Sales	383,287
Interest and Dividend Income	87,743
Other Income and Expense	(42,487)
Income Taxes	(4,795,669)
Interest Expense	(1,099)
Net Other Income	7,743,012
Net Income	$ 9,425,632

Exhibit A-4

Wisconsin River Power Company and Subsidiary
Consolidated Statements of Retained Earnings
For the Year Ended December 31, 2003

	2003
Balance, Beginning of Year	$ 9,853,364
Add - Net Income	9,425,632
Less - Dividends Declared	2,999,880
Balance, End of Year	$ 16,279,116

ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG
OR
FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES
IN THE HOLDING COMPANY SYSTEM

Wisconsin Public Service Corporation
    WPS Leasing, Inc.
    Wisconsin Valley Improvement Company (26.9% ownership)
    Wisconsin River Power Company (50% ownership)
    WPS Investments, LLC (approximately 46% ownership)
        American Transmission Company LLC (approximately 19.8% ownership)
        Guardian Pipeline LLC (33 1/3% ownership)
    ATC Management Inc. (17.3% ownership)

Exhibit C

SALES OF ELECTRIC ENERGY AND GAS
Calendar Year 2003

	Wisconsin Public Service Corporation	Wisconsin River Power Company
(a) Electric energy sold (at retail or wholesale)		
WI (kWh)	12,336,898,779	156,024,000
MI (kWh)	1,074,467,969	
Total (kWh)	13,411,366,748	
WI (revenues-excludes misc)	$681,919,581	$6,659,376
MI (revenues-excludes misc)	$41,451,804	-
Total (revenues associated with energy sold)	$723,371,385	$6,659,376
Intercompany :		
WI- Wisc River Power to WPSC (kWh)	None	52,140,000 *
WI- WPSC to UPPCO (kwh)	749,264,726	None
MI- UPPCO to WPSC (kwh)	None	None
WI- Wisc River Power to WPSC (revenues)	None	$2,379,744
WI- WPSC to UPPCO (revenues)	$22,377,713	None
MI- UPPCO to WPSC (revenues)	None	None
Sales Net of Intercompany		
WI (kWh)	11,587,634,053	103,884,000 *
MI (kWh)	1,074,467,969	-
Total (kWh)	12,662,102,022	103,884,000
WI (revenues-excludes misc)	$659,541,868	$4,279,632 *
MI (revenues-excludes misc)	$41,451,804	-
Total (revenues associated with energy sold)	$700,993,672	$4,279,632
Gas distributed at retail		
WI (MCF)	44,430,173	None
MI (MCF)	839,566	None
Total (MCF)	45,269,739	
WI (revenues excludes misc)	$355,630,316	None
MI (revenues excludes misc)	$6,160,699	None
Total (revenues excludes misc)	$361,791,015	
Intercompany	None	None
Other (Transport Gas)		
WI (MCF)	34,510,157	None
MI (MCF)	944,935	None
Total (MCF)	35,455,092	
WI (revenues)	$12,719,463	None
MI (revenues)	$385,682	None
Total (revenues)	$13,105,145	

Exhibit C

SALES OF ELECTRIC ENERGY AND GAS
Calendar Year 2003

(b) Electric energy distributed at retail outside state of organization

MI (kWh)	312,829,082	None
MI (revenues excludes misc)	$13,859,356	None

Gas distributed at retail outside state of organization

MI (MCF)	1,784,501	None
MI (revenues excludes misc)	$6,546,381	None

(c) Electric energy sold at wholesale outside state of organization or at state line

MI (kWh)	761,638,887	None
MI (revenues)	$27,604,629	None
WI (kWh)		
WI (revenues)		
IL (kWh)		
IL (revenues)		

Gas sold at wholesale outside state of organization or at state line

MI (kWh)	None	None
MI (revenues)	None	None

(d) Electric energy purchased outside state of organization or at state line

Kwh--	1,905,863,000	None
Expenses--	$76,706,568	None

Gas purchased outside state of organization or at state line

Numerous States (MCF)	52,693,207	None
Numerous States (expenses)	$282,331,234	None

Exhibit C

SALES OF ELECTRIC ENERGY AND GAS
Calendar Year 2003
FOOTNOTES

* Quantities shown represent actual deliveries. By contract, each of the three purchasers
  of the output of Wisconsin River Power Company is entitled to receive, and is required
  to pay for one-third of the total output.